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                                                                    NEWS RELEASE




                AK Steel Completes Sawhill Tubular Division Sale

MIDDLETOWN, OH, April 19, 2002--AK Steel (NYSE: AKS) said today that it had completed the sale of its Sawhill Tubular Division (Sawhill) to John Maneely Company, Collingswood, New Jersey. As a result of the sale, AK Steel expects to realize net cash proceeds of approximately $50 million in the second quarter. As discussed earlier today on AK Steel's first quarter earnings conference call, the company expects to record a negative impact to second quarter earnings of approximately $0.06 per diluted share of stock as a result of the sale of Sawhill.

   Sawhill manufactures continuous weld, electric resistance weld, seamless and mechanical tube and pipe products in diameters up to six inches. End uses for those products include construction, manufacturing, transportation, fire suppression and conveyor systems.

   With headquarters in Middletown, Ohio, AK Steel produces flat-rolled carbon, stainless and electrical steel products for automotive, appliance, construction and manufacturing markets. The company has about 10,700 employees in plants and offices in Middletown, Coshocton, Mansfield, Walbridge and Zanesville, Ohio; Ashland, Kentucky; Rockport, Indiana; and Butler, Pennsylvania. In addition, the company produces snow and ice control products and operates an industrial park on the Houston, Texas ship channel.